Exhibit 2

CANWEST MEDIAWORKS INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2007

AND FEBRUARY 28, 2006

(UNAUDITED)

PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

April 12, 2007

To the Audit Committee of CanWest MediaWorks Inc.

In accordance with our engagement letter dated June 29, 2006, we have reviewed the accompanying interim consolidated balance sheet of CanWest MediaWorks Inc. (the “Company”) as at February 28, 2007 and the related interim consolidated statements of earnings (loss), retained earnings and cash flows for the three and six month periods ended February 28, 2007 and 2006. These interim consolidated financial statements are the responsibility of the Company’s management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIAWORKS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
		(Revised note 5)		(Revised note 5)
Revenue	692,074	645,160	1,552,510	1,492,956
Operating expenses	389,069	359,609	808,530	766,338
Selling, general and administrative expenses	213,337	204,058	427,660	411,825

	89,668	81,493	316,320	314,793
Amortization of intangibles	1,878	4,887	3,279	10,462
Amortization of property, plant and equipment	25,699	24,236	49,430	47,631
Other amortization	426	1,339	997	2,793

Operating income	61,665	51,031	262,614	253,907
Interest expense	(45,938)	(45,951)	(90,524)	(98,507)
Interest income	861	526	2,470	1,246
Amortization of deferred financing costs	(1,467)	(1,481)	(3,878)	(3,430)
Interest rate and foreign currency swap gains (losses)	12,221	(7,160)	21,000	(127,699)
Foreign exchange gains (losses)	3,819	149	6,696	(425)
Loan impairment recovery	—	3,052	—	3,052
Investment gains	707	1,839	717	103,057
Loss on debt extinguishment (note 2)	—	(291)	—	(116,880)

	31,868	1,714	199,095	14,321
Provision for (recovery of) income taxes (note 3)	8,287	(775)	66,049	(55,595)

Earnings before the following	23,581	2,489	133,046	69,916
Minority interest	(17,111)	(16,729)	(60,987)	(60,444)
Interest in earnings (loss) of equity accounted affiliates	958	(3)	1,321	827
Realized currency translation adjustments	1,025	(1,664)	600	(1,780)

Net earnings (loss) from continuing operations	8,453	(15,907)	73,980	8,519
Earnings (loss) from discontinued operations (note 5)	(282)	1,305	513	6,016

Net earnings (loss) for the period	8,171	(14,602)	74,493	14,535

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In thousands of Canadian dollars)

	As at February 28, 2007	As at August 31, 2006
ASSETS
Current Assets
Cash	150,403	288,283
Accounts receivable	499,163	451,283
Income taxes recoverable	—	3,967
Inventory	13,511	13,362
Investment in broadcast rights	254,957	188,169
Future income taxes	29,997	17,799
Other current assets	50,109	42,322
Assets of discontinued operations (note 5)	402	621

	998,542	1,005,806
Other investments	10,520	17,890
Investment in broadcast rights	41,381	30,493
Due from parent and affiliated companies (note 6)	54,866	55,170
Property, plant and equipment	694,513	680,118
Future income taxes	148,939	177,159
Other assets	66,389	67,562
Intangible assets	1,212,686	1,173,956
Goodwill	2,485,350	2,418,149
Assets of discontinued operations (note 5)	1,805	1,847

	5,714,991	5,628,150

LIABILITIES
Current Liabilities
Accounts payable	143,459	155,617
Accrued liabilities	275,161	281,686
Income taxes payable	2,451	—
Broadcast rights accounts payable	107,463	65,870
Deferred revenue	39,554	35,859
Future income taxes	50,176	43,409
Current portion of long term debt and obligations under capital leases	3,564	3,640
Liabilities of discontinued operations (note 5)	578	514

	622,406	586,595
Long term debt and related foreign currency swap liability (note 4)	2,734,682	2,766,935
Interest rate and foreign currency swap liability	122,570	142,172
Obligations under capital leases	11,235	12,461
Other accrued liabilities	108,553	102,944
Future income taxes	95,921	92,517
Minority interest	492,865	484,739
Liabilities of discontinued operations (note 5)	137	162

	4,188,369	4,188,525

Contingencies (note 8)

SHAREHOLDERS’ EQUITY
Capital stock	438,838	438,838
Contributed surplus	134,817	134,038
Retained earnings	958,698	884,205
Cumulative foreign currency translation adjustments	(5,731)	(17,456)

	1,526,622	1,439,625

	5,714,991	5,628,150

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
Retained earnings - beginning of period	950,527	723,146	884,205	694,009
Net earnings (loss) for the period	8,171	(14,602)	74,493	14,535

Retained earnings - end of period	958,698	708,544	958,698	708,544

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
		(Revised note 5)		(Revised note 5)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period	8,171	(14,602)	74,493	14,535
(Earnings) loss from discontinued operations	282	(1,305)	(513)	(6,016)
Items not affecting cash
Amortization	29,470	31,943	57,584	64,316
Long term debt premium amortization	(955)	(906)	(1,903)	355
Future income taxes	2,783	1,822	22,035	(82,702)
Realized currency translation adjustments	(1,025)	1,664	(600)	1,780
Interest rate and foreign currency swap (gains) losses, net of settlements	(12,593)	2,778	(19,989)	25,723
Loss on debt extinguishment	—	291	—	116,880
Loan impairment recovery	—	(3,052)	—	(3,052)
Investment gains	(707)	(1,839)	(717)	(103,057)
Pension expense, net of employer contributions	(1,130)	248	1,257	4,181
Minority interest	17,111	16,729	60,987	60,444
Interest in (earnings) loss from equity accounted affiliates	(958)	3	(1,321)	(827)
Foreign exchange gains	(3,277)	(166)	(5,802)	(892)
Stock based compensation expense	1,370	1,411	2,271	2,051

	38,542	35,019	187,782	93,719
Changes in non-cash operating accounts	78,326	(17,173)	(86,272)	(138,254)

Cash flows from operating activities of continuing operations	116,868	17,846	101,510	(44,535)
Cash flows from operating activities of discontinued operations	(33)	4,465	(281)	6,322

Cash flows from operating activities	116,835	22,311	101,229	(38,213)

INVESTING ACTIVITIES
Other investments	(4,083)	(2,571)	(5,570)	(2,571)
Investment in broadcast licences	(337)	—	(675)	(1,066)
Acquisitions (note 2)	(33,366)	—	(42,160)	—
Proceeds from divestitures	—	(519)	—	515,285
Proceeds from sales of other investments	9,428	9,300	9,428	9,300
Proceeds from sale of property, plant and equipment	1,440	—	2,316	970
Purchase of property, plant and equipment	(29,006)	(18,219)	(50,750)	(38,894)
Proceeds (advances) from parent and affiliated companies (note 6)	(533)	2,608	(904)	24,866
Investing activities from discontinued operations	(537)	(168)	(537)	(367)

	(56,994)	(9,569)	(88,852)	507,523

FINANCING ACTIVITIES
Issuance of long term debt, net of financing costs	—	126,644	—	943,584
Repayment of long term debt	(292)	(152)	(292)	(1,376,602)
Advances (repayments) of revolving facilities, net of financing costs	79,479	(106,733)	(90,034)	474,813
Decrease in bank indebtedness	(16,792)	—	—	—
Settlement of swap liabilities	—	—	—	(354,205)
Swap recouponing payments	—	—	—	(48,726)
Payments of capital leases	(141)	(128)	(1,302)	(586)
Issuance of share capital of subsidiaries	12	—	13	498
Payment of distribution to minority interest	(46,274)	(57,646)	(61,168)	(61,498)
Financing activities from discontinued operations	—	(3,362)	—	(5,020)

	15,992	(41,377)	(152,783)	(427,742)

Foreign exchange gain (loss) on cash denominated in foreign currencies	845	(3,153)	2,526	(1,811)

Net change in cash	76,678	(31,788)	(137,880)	39,757
Cash – beginning of period	73,725	88,809	288,283	17,264

Cash – end of period	150,403	57,021	150,403	57,021

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2007 AND FEBRUARY 28, 2006

(UNAUDITED)

(In thousands of Canadian dollars except as otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

On September 1, 2005, CanWest Media Inc. amalgamated with twelve related companies and was renamed as CanWest MediaWorks Inc. CanWest MediaWorks Inc. (“the Company”) and its predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. (“CanWest”). These transactions have been accounted for on a “continuity of interests” basis. These financial statements reflect the consolidated financial position and consolidated results of all the amalgamated companies for all periods prior to the transaction dates.

The Company is an international media company with interests in conventional television, out-of-home advertising, publications, specialty cable channels, and websites in Canada, Australia, New Zealand, Turkey, Singapore, the United Kingdom and the United States. The Company’s operating segments include television, publications and interactive operations, radio and outdoor advertising. In Canada, the television segment includes the operation of the Global Television Network, TVtropolis, and various other conventional and specialty channels. The Australian television segment includes TEN Group Pty Limited’s (“TEN Group”) TEN Television Network (“Network TEN”). The publications and interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company’s ownership of the publications and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership (“Limited Partnership”). The New Zealand television segment includes CanWest MediaWorks (NZ) Limited’s 3 and C4 Television Networks. The New Zealand radio segment includes CanWest MediaWorks (NZ) Limited’s RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Turkey radio segment is comprised of four radio brands: Super FM, Metro FM, Joy FM and Joy Turk FM. The United Kingdom radio segment is comprised of a radio station, 106FM in the Solent region and the development of two additional stations in Bristol and Aberdeen. The Australian outdoor advertising segment includes Eye Corp Pty Limited (“Eye Corp”), an outdoor advertising operation which is wholly owned by TEN Group. The Company’s economic interest in the Limited Partnership, TEN Group and CanWest MediaWorks (NZ) Limited is 74.2%, 56.4% and 70%, respectively. Corporate and Other includes various investments in media operations and corporate costs.

The Company’s television and radio broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publications and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

Reclassification of prior year amounts

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. The Company’s subsidiaries also maintain share-based compensation plans under which options of the related subsidiary are issued to certain employees. These options are granted by CanWest and its subsidiaries with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest and its subsidiaries utilize the fair value approach to account for options granted after September 1, 2003, and as a result, the Company expensed $1.1 million (2006 - $0.9 million) related to stock options granted by CanWest to the employees of the Company. The fair value of the options granted during the six months ended February 28, 2007 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2006 – nil), an expected volatility of 27% (2006 - 31%), risk free interest rates of 4.0% (2006 – 4.0%) and an expected life of seven years (2006 – seven years). During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the six months ended February 28, 2007, the Company recorded compensation expense of $0.3 million (2006 – $0.3 million) related to these shares.

The total fair value of 675,250 stock options granted by the Company in the six months ended February 28, 2007 with an average exercise price of $10.18 per option was $2.6 million, a weighted average fair value per option of $3.88. During the six months ended February 28, 2006, 982,750 stock options with an average exercise price of $10.10 per option were granted with a total fair value of $4.1 million, and a weighted average fair value per option of $4.17. The options granted generally vest twenty percent annually.

The proforma cost of share compensation expense, for awards granted prior to September 1, 2003, for the three and six months ended February 28, 2007 would be $0.1 million and $0.2 million, respectively (2006 – $0.2 million and $0.5 million). A value of $0.4 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings (loss) from continuing operations for the three months ended February 28, 2007, would be $8.3 million, (2006 – ($16.2) million), and six months ended February 28, 2007, would be $73.7 million (2006 – $8.0 million). The resulting proforma net earnings (loss) for the three months ended February 28, 2007, would be $8.1 million (2006 – ($14.8) million), and six months ended February 28, 2007, would be $74.3 million (2006 – $14.1 million).

CanWest MediaWorks (NZ) Limited has a stock option plan for certain officers and employees. CanWest MediaWorks (NZ) Limited has issued 2.4 million options for the six months ended February 28, 2007 and has a total of 7.9 million options outstanding under the plan. The Company has included an expense of $0.2 million for the six months ended February 28, 2007 (2006 – $0.2 million).

CanWest MediaWorks Limited Partnership has a performance unit plan for certain officers and employees. CanWest MediaWorks Limited Partnership has issued 0.6 million units for the six months ended February 28, 2007 and has a total of 1.0 million units outstanding under the plan. The Company has included an expense of $0.8 million for the six months ended February 28, 2007 (2006 – $0.4 million).

2. ACQUISITIONS AND DIVESTITURE

Acquisitions

In 2007, the Company acquired the following three enterprises for aggregate consideration of $44.4 million, which was paid primarily in cash:

•	Ultimate Media Group, for cash consideration of $11.6 million (AUS $13.5 million), an out-of-home advertising company in the United States;

•

Foxmark Media Group, for cash consideration of $26.9 million (US $21.0 million) and deferred consideration of $2.2 million (US $1.9 million) payable in December 2007, an out-of-home advertising company in the United States;

•	The New Republic, for cash consideration of $5.9 million (US $5.0 million), a bi-weekly subscription based magazine in the United States.

Aggregate goodwill recognized in these transactions amounted to $37.7 million, of which nil is expected to be deductible for tax purposes. Site licenses recognized in these transactions amounted to $10.6 million and Mastheads recognized in one of the transactions amounted to $2.2 million. Goodwill of $28.2 million and $9.5 million was assigned to the outdoor and publications and interactive segments, respectively. As the transactions have just recently closed, the Company is currently in the process of finalizing the fair values of the assets acquired and identification of intangible assets. The Company will complete the allocation of the purchase price equation once this process is complete.

Divestiture

In October 2005, the Company transferred its publications and interactive operations (excluding the National Post) and certain shared customer support and administrative services operations to the Limited Partnership for net proceeds of $515.3 million and 74.2% of the Limited Partnership. The remaining 25.8% of the Limited Partnership is held by the CanWest MediaWorks Income Fund. Approximately 26% of the Company’s units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units. As a result of the transaction, the Company recorded a dilution gain of $101.7 million.

As a result of the above transaction, the Company also settled certain debt and associated swaps. The 10.625% senior subordinated notes, the 7.625% senior unsecured notes and the senior credit facility with an aggregate book value of $1,292.2 million were retired for cash of $1,376.1 million. Including the write off of deferred financing costs of $33.0 million, these transactions resulted in losses on debt retirement of $79.5 million, net of tax of $37.4 million. The Company retired swaps associated with the debt and recorded a swap loss of $80.8 million, net of tax of $44.4 million.

3. INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
Income taxes at combined Canadian statutory rate of 34.13% (2006 – 34.49%)	10,877	591	67,951	4,939
Non-taxable portion of capital (gains) losses	44	(18)	46	(2,279)
Increase of valuation allowance on future tax assets	3,207	1,836	3,730	5,271
Effect of foreign income tax rates differing from Canadian income tax rates	(2,808)	525	(6,671)	(5,118)
Change in future tax rates	166	(202)	257	(3,188)
Large corporations tax	—	759	—	1,693
Non-deductible expenses and withholding taxes	2,359	707	3,152	1,728
Non-taxable dilution gain on disposition to Limited Partnership	—	(466)	—	(44,440)
Limited Partnership net earnings allocated to minority interests	(4,653)	(4,299)	(9,456)	(6,905)
Non-taxable foreign exchange gains	(1,166)	—	(2,050)	—
Effect of uncertain tax positions	(150)	680	7,688	(6,372)
Other	411	(888)	1,402	(924)

Provision for (recovery of) income taxes	8,287	(775)	66,049	(55,595)

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.

4. LONG TERM DEBT

	As at February 28, 2007	As at August 31, 2006
Senior Secured Credit facility(1)	259,537	422,249
Senior unsecured notes	—	277
Senior subordinated notes	918,224	872,031
CanWest MediaWorks Limited Partnership Secured Credit facility	825,000	825,000
Term bank loan NZ$167,000 (Aug. 31, 2006 – NZ$185,000)	136,973	133,977
Bank loan AUS$265,000 (Aug. 31, 2006 – AUS$170,000)	244,675	143,514
Senior unsecured notes US$125,000 (Aug. 31, 2006 – US$125,000)	146,248	138,320
Senior notes AUS$150,000 (Aug. 31, 2006 – AUS$150,000)	138,495	126,630

	2,669,152	2,661,998
Effect of foreign currency swaps	65,530	104,937

Long term debt	2,734,682	2,766,935

Except for the changes noted in (1) below the terms and conditions of the long term debt are the same as disclosed in the August 31, 2006 consolidated financial statements.

(1)In September 2006, concurrent with the sale of TV3 Ireland the availability under the facility was reduced to $513 million. As a result of the reduction of the facility, $0.9 million of deferred financing costs were expensed and were classified as amortization of deferred financing costs on the statement of earnings. In February 2007, the credit facility was revised to increase the credit available to $600 million and adjust certain covenant levels contained within the facility. As at February 28, 2007, the Company had $299.5 million, net of letters of credit of $41.0 million available on this facility.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps below a prescribed threshold of $500.0 million. There were also prescribed thresholds with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of nil during the six months ended February 28, 2007 (2006 – $119.0 million). In 2006, $69.8 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

5. DISCONTINUED OPERATIONS

During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. The Company completed the sale of TV3 Ireland on August 31, 2006. In November 2006, the Company finalized the working capital adjustment with respect to the sale and recorded an additional gain of $1 million. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland Television segment. The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by nil for the three and six months ended February 28, 2007 (2006 – three months $2 million, six months $7 million). Cash flows from operating activities of continuing operations have been decreased by nil for the three and six months ended February 28, 2007 (2006 – three months $5 million, six months $6 million).

During September 2006, the Company announced that it had reached an agreement to sell its Canadian radio stations for $15 million as they were not considered core operating assets. The closing of the transaction is dependent upon obtaining regulatory approval which the Company expects will be granted within the next year. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Canadian radio stations were reported within the Canadian Television segment. The classification of the Canadian radio stations as a discontinued operation has increased earnings from continuing operations by less than a million dollars for the three and six months ended February 28, 2007 (three and six months ended February 28, 2006 – less than a million dollars). Cash flows from operating activities of continuing operations have been decreased by less than a million dollars for the three and six months ended February 28, 2007 (three and six months ended February 28, 2006 – less than a million dollars).

The earnings from discontinued operations are summarized as follows:

	For the three months ended		For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
Revenue	533	8,718	1,138	21,383

Earnings (loss) from discontinued operations before tax expense	(418)	1,611	(854)	6,807
Income tax expense (recovery)	(132)	306	(272)	791

Earnings (loss) from discontinued operations before gain on sale	(286)	1,305	(582)	6,016
Gain on sale of discontinued operations	4	—	1,095	—

Earnings (loss) from discontinued operations(1)	(282)	1,305	513	6,016

(1)	The Company has not allocated interest on the parent company’s debt to discontinued operations.

The carrying values of the net assets related to the discontinued operations are as follows:

	As at February 28, 2007	As at August 31, 2006
Other current assets	402	621
Other non-current assets	1,805	1,847
Other current liabilities	(578)	(514)
Long term liabilities	(137)	(162)

Net assets	1,492	1,792

6. RELATED PARTY TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	As at February 28, 2007	As at August 31, 2006
Due from parent, CanWest - non-interest bearing	54,866	55,170
Due from various affiliated companies CanWest Entertainment Inc. - non-interest bearing	60,890	60,888
Fireworks Entertainment Inc. - non-interest bearing	360,358	360,360
Provision for loan impairment	(421,248)	(421,248)

Due from parent and affiliated companies	54,866	55,170

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $421.2 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.

In October 2005, the Company settled notes held by CanWest Communications Corporation, the parent company of CanWest at that date, with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. The loss on these notes was included in loss on debt extinguishment on the statement of earnings. During the six months ended February 28, 2007, interest expense related to this debt totaled nil (2005 - $0.7 million)

The Company made operating lease payments of $1.6 million to CanWest and affiliated companies for the six months ended February 28, 2007 (2006 - $1.6 million), which are included in selling, general and administrative expenses. The annual obligations under these operating leases of $1.1 million continue until August 2010.

All related party transactions have been recorded at the exchange amounts, which are representative of market rates.

7. PENSION AND POST RETIREMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for the plans is June 30 of each year. Information regarding the components of net periodic benefit cost for the benefit plans is presented below:

	Pension benefits		Post retirement benefits		Pension benefits		Post retirement benefits
	For the three months ended February 28,				For the six months ended February 28,
	2007	2006	2007	2006	2007	2006	2007	2006
Current service cost	4,534	4,246	420	451	9,068	8,491	839	902
Accrued interest on benefits	7,024	6,153	680	631	14,049	12,306	1,359	1,262
Expected return on plan assets	(6,306)	(5,800)	—	—	(12,612)	(11,600)	—	—
Amortization of transitional obligation	109	109	75	76	217	217	151	152
Amortization of past service costs	301	301	34	34	603	603	68	68
Amortization of net actuarial loss (gain)	1,548	1,368	(44)	14	3,095	2,737	(88)	29
Changes in valuation allowance	(21)	(21)	—	—	(42)	(42)	—	—

Total pension and post retirement benefit expense	7,189	6,356	1,165	1,206	14,378	12,712	2,329	2,413

8. CONTINGENCIES

(a)	The Company has requested arbitration related to $94.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $108.3 million by the Company. The arbitration is scheduled to occur in four hearings, the first of which was held in February 2007 and the remainder of which are scheduled to occur prior to August 31, 2007. The outcome and recoverability of these amounts is not currently determinable.

(b)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defense, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not currently determinable and the Company intends to vigorously defend this lawsuit.

(c)	CanWest MediaWorks (NZ) Limited has received a Statement of Position from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of $11.8 million (NZ$14.4 million) on the treatment of its optional convertible notes. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is appropriate and does not believe that any material additional tax liability will result and CanWest MediaWorks (NZ) Limited intends to dispute the proposed adjustments.

(d)	The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not currently determinable.

(e)	The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

9. ALLIANCE ATLANTIS COMMUNICATIONS INC.

Alliance Atlantis Communications Inc. (“Alliance Atlantis”), CanWest Global Communications Corp. (“CanWest”) and GS Capital Partners VI, L.P. and affiliated funds (“GS”), a private equity affiliate of Goldman, Sachs & Co., announced on January 10, 2007 that a new acquisition company (“AcquisitionCo”) formed by CanWest and GS had entered into an Arrangement Agreement with Alliance Atlantis whereby AcquisitionCo will acquire all of Alliance Atlantis’ outstanding Class A voting and Class B non-voting shares at a purchase price of $53 per share by way of a statutory Plan of Arrangement (the “Arrangement”). Closing is expected to occur by summer 2007.

The Arrangement requires a vote by Alliance Atlantis’ Class A voting and Class B non-voting shareholders, voting separately, at a meeting of shareholders. The Arrangement is also subject to court approval as well as certain other conditions, including the receipt of regulatory approvals.

On April 5, 2007, the Alliance Atlantis shareholders of both the Class A voting and Class B non-voting shares approved the Plan of Arrangement.

The liability for damages in the event of a breach by either party of a representation, warranty, covenant or agreement in connection with the Arrangement Agreement is capped at $65 million.

Subsequent to closing, Alliance Atlantis will be reorganized into Specialty Television, Entertainment and Movie Distribution operations, with CanWest retaining an investment in the Specialty Television operations. The purchase price related to Specialty Television is approximately $1.5 billion. Initially, CanWest will invest $200 million of equity and receive an approximate 29% economic interest in Specialty Television. In addition, no later than September 30, 2011 and subject to regulatory approval, CanWest has committed to combine its Canadian Television operations with the Specialty Television Operations (together being “Combined Operations”). CanWest’s equity interest in the Combined Operations will be determined based on a formula which is based on the combined operating profit of Specialty Television and CanWest’s Canadian Television operations.

10. SEGMENTED INFORMATION

The Company operates primarily within the publications and interactive, television, radio and outdoor advertising industries in Canada, Australia, New Zealand, Turkey, and United Kingdom. Segmented information has been retroactively revised to reflect the Company’s current reportable segment structure.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment revenues as if the revenues were to third parties.

Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue(1)		Segment operating profit		Revenue (1)		Segment operating profit
	For the three months ended				For the six months ended
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
		(revised note 5)		(revised note 5)		(revised note 5)		(revised note 5)
Publications and Interactive	302,564	302,241	52,356	47,511	646,431	643,539	140,110	129,135

Television
Canada	166,066	153,722	2,808	59	373,962	340,516	40,489	29,140
Australia	137,537	120,282	37,385	32,607	353,397	350,978	124,082	137,097
New Zealand	24,781	22,638	2,607	1,586	58,700	58,738	14,729	13,861

Total television	328,384	296,642	42,800	34,252	786,059	750,232	179,300	180,098

Radio
New Zealand	23,610	22,305	7,077	6,733	45,270	45,877	13,107	13,751
Turkey	3,179	—	708	—	6,564	—	1,898	—
United Kingdom	277	—	(1,099)	—	511	—	(1,922)	—

Total radio	27,066	22,305	6,686	6,733	52,345	45,877	13,083	13,751

Outdoor – Australia	34,846	25,465	(2,542)	4,696	70,374	55,139	2,484	12,165
Intersegment revenues	(786)	(1,493)			(2,699)	(1,831)
Corporate and other	—	—	(9,632)	(11,699)	—	—	(18,657)	(20,356)

	692,074	645,160	89,668	81,493	1,552,510	1,492,956	316,320	314,793

Amortization of intangibles			1,878	4,887			3,279	10,462
Amortization of property, plant and equipment			25,699	24,236			49,430	47,631
Other amortization			426	1,339			997	2,793

Operating income			61,665	51,031			262,614	253,907
Interest expense			(45,938)	(45,951)			(90,524)	(98,507)
Interest income			861	526			2,470	1,246
Amortization of deferred financing costs			(1,467)	(1,481)			(3,878)	(3,430)
Interest rate and foreign currency swap gains (losses)			12,221	(7,160)			21,000	(127,699)
Foreign exchange gains (losses)			3,819	149			6,696	(425)
Loan impairment			—	3,052			—	3,052
Investment gains			707	1,839			717	103,057
Loss on debt extinguishment			—	(291)			—	(116,880)

Earnings before income taxes and other items			31,868	1,714			199,095	14,321

(1)

The following segments recorded intersegment revenues for the six months ended February 28, 2007: Canadian Television - $1.0 million (2006 – $0.7 million), Publications and Interactive – Canada – $1.7 million (2006 – $1.1 million).